

February 6, 2013

Via E-mail
El Maraana
Chairman of the Board, President, and Chief Executive Officer
Online Yearbook
701 N. Green Valley Parkway #200
Henderson, Nevada 89148

> **Re:** **Online Yearbook**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 1, 2013**
> **File No. 333-185046**

Dear Mr. Maraana:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement that the company "can operate even if no proceeds are generated from this offering." Please revise here and throughout the prospectus to clarify how long the company could operate with no additional funds.

About This Offering, page 3

2. Under the heading "Initial Offering Price," you state that "the offering will conclude when the company has sold all of the 2,500,000 shares of common stock offered by it." Please qualify this statement by indicating that regardless of how many of shares are sold the offering will terminate after 180 days.

Risks Relating to our Stock, page 9

3.   Include a risk factor warning investors that state securities laws may limit resales of your securities. Because your shares will not be considered "Covered Securities" as defined in Section 18 of the Securities Act of 1933, you should warn investors that resale of your shares may not be permitted unless your shares are qualified for trading under applicable state securities laws or there is an exemption for secondary trading in such state.

Description of Business and Property, page 14

4.   Please revise your description on page 16 of how yearbooks will be produced to clarify how the yearbook is actually produced. Describe in greater detail what takes place between the "Add Media" stage and the production of the finished yearbook. Also, clarify the degree of involvement of the subscriber beyond importing pictures, videos and texts. For example, how much input will the customer have regarding the design and appearance of the yearbook?

5.   Please clarify the term "Personality Package."

6.   Clarify on what basis customers will pay for the final product. Will they pay once for a single yearbook on a CD or DVD that can be copied at will, or will there be copy restrictions?

7.   Please revise to clarify whether "subscribers" will be expected to sign up for multiple-year products or whether purchase of your products will be sold on an individual basis.

8.   Please describe your target customers.

Plan of Operation, page 18

9.   At the top of page 19, please revise 404(a) to 404(b).

10.   Please revise to provide a fuller discussion of the exemptions and the scaled disclosure available to emerging growth companies under the JOBS Act. For example, an emerging growth company is not required to:

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
- submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and

- disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive's compensation to median employee compensation.

Plan of Distribution, page 25

11. We note your response to comment 25 in our letter dated December 14, 2012. However, we note that you continue to mention the possibility of using underwriters. Please delete this language or tell us why you have decided to leave it in. As we noted in our prior letter, if you intend to use underwriters in the future in connection with this offering you will have to file a post-effective amendment to this registration statement to reflect the change in your plan of distribution.

12. Indicate in what states you intend to sell your shares and confirm that the sale of your securities is exempt from registration in those states or that you intend on registering your securities in those states or selling only to qualified purchasers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding the financial statements or related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
      Harold P. Gewerter, Esq.